Exhibit 8(c)(iii)

                              RULE 22c-2 AGREEMENT


         THIS AGREEMENT is made effective as of April 17, 2007 by and between Delaware Distributors, L.P. ("DDLP") and Delaware Service Company, Inc. ("DSC") (collectively, "Fund Agent") and Lincoln Life & Annuity Company of New York (the "Intermediary"), on its own behalf and on behalf of one or more separate accounts of the Intermediary (each such account referred to as the "Account"):

         WHEREAS, DDLP serves as distributor to Delaware Group Premium Fund, Inc. and each of its series (each, a "Fund" and collectively, the "Funds"), and DSC serves as transfer agent for the Funds;

         WHEREAS, the Intermediary, to the extent permitted by applicable insurance laws and regulations, purchases Fund shares on behalf of each Account to fund certain variable annuity contracts ("Contracts");

         WHEREAS, DDLP and the Intermediary previously entered into a Participation Agreement ("Participation Agreement"), dated October 15, 1999, to make shares of the Funds available as investment options in Contracts;

         WHEREAS, pursuant to Rule 22c-2 under the Investment Company Act of 1940 (the "1940 Act"), the Funds, or on the Funds' behalf, the Funds' principal underwriter or transfer agent, is required to enter into an agreement with Intermediary under which Intermediary is required to provide the Funds, upon request, with certain shareholder and account information and to prohibit transactions that violate each Fund's purchase blocking policy; and

         NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereby agree as follows:

Shareholder Information

1. Agreement to Provide Information. Intermediary agrees to provide the Funds or Fund Agent, upon written request, the Taxpayer Identification Number ("TIN"), the Individual Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

         (a) Information Request. Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought. The Funds or Fund Agent may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Funds.

         (b) Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Funds or Fund Agent promptly, but in any event not later than ten (10) business days, after receipt of a request. If requested by a Fund or Fund Agent, Intermediary agrees to use best efforts to determine promptly, but in any event not later than ten (10) busiiness days after receipt of a specific request, whether any specified person about whom it has received the identification and transaction information specified in Paragraph 1 above is itself a financial intermediary ("indirect intermediary") and, upon further request of the Funds or Fund Agent, promptly, but in any event not later than ten (10) business days after such request, either (i) obtain and transmit (or arrange to have transmitted) the requested information specified in Paragraph 1 above for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund(s).
                  In such instance, Intermediary agrees to inform the Fund
                  Agent whether it plans to perform (i) or (ii).

                  Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.

                  To the extent practicable, the format for any transaction information provided to the Funds or Fund Agent should be consistent with the NSCC Standardized Data Reporting Format.

         (c) Limitations on Use of Information. The Funds agree not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary. A Fund may, however, use the information received to ensure compliance with the Fund's compliance policies and procedures.

2. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from a Fund or Fund Agent to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund's Shares (directly or indirectly through the Intermediary's account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

         (a) Form of Instructions. Instructions must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

         (b) Timing of Response. Intermediary agrees to execute instructions to restrict or prohibit trading as soon as reasonably practicable, but in any event not later than five
                  (5) business days after receipt of the instructions by the Intermediary.

         (c) Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

3. Definitions. For purposes of this Agreement:

         (a) The term "Fund" does not include any "excepted funds" as defined in SEC Rule 22c-2(b) under the 1940 Act.

         (b) The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by a Fund under the 1940 Act that are held by the Intermediary.

         (c) The term "Shareholder" means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

         (d) The term "Intermediary" shall mean a "financial intermediary" as defined in SEC Rule 22c-2.

         (e) The term "purchase" does not include the automatic reinvestment of dividends.

         (f) The term "written" includes electronic writings and facsimile transmissions.




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         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date written above.


Delaware Distributors, L.P.              Lincoln Life & Annuity Company
                                         of New York

By:      /s/ Douglas Anderson            By:      /s/ Kelly D. Clevenger
Name:     Douglas Anderson               Name:    Kelly D. Clevenger
Title:   Senior Vice President           Title:   Vice President



Delaware Service Company, Inc.

By:      /s/ Douglas Anderson
Name:    Douglas Anderson
Title:   Senior Vice President